                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K





(Mark One)

   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 1996 and 1995

                                    - OR -

   ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the transition period from ________________________ to __________________

Commission file number ___________________________________________________
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       WORLD AIRWAYS, INC. EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

       (Formerly WORLDCORP, INC. EMPLOYEE SAVINGS AND STOCK OWNERSHIP
       PLAN)

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

       WORLD AIRWAYS, INC.
       13873 PARK CENTER ROAD
       SUITE 490
       HERNDON, VA  22071

                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Deferred Stock Purchase Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

WORLD AIRWAYS, INC. EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN



Date:  June 30, 1997

By:    /s/ Mark S. Lynch
       -----------------
       Mark S. Lynch
       Chief Financial Officer

                              WORLD AIRWAYS, INC.
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                       FINANCIAL STATEMENTS AND SCHEDULE
                          December 31, 1996 and 1995
                   (With Independent Auditors' Report Thereon)

                              WORLD AIRWAYS, INC.
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                  Index to Financial Statements and Schedule




                                                                         Page
                                                                         ----
Independent Auditors' Report...............................................1


Financial Statements:

         Statements of Net Assets Available for Plan Benefits -
                 December 31, 1996 and 1995.................................2

         Statements of Changes in Net Assets Available for Plan Benefits -
                 For the Years Ended December 31, 1996 and 1995.............3

         Notes to Financial Statements......................................4

         Schedule of Assets Held for Investment Purposes...................13

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------





The Administrative Committee and Participants
World Airways, Inc. Employee Savings and Stock Ownership Plan:


We have audited the accompanying statements of net assets available for plan benefits of the World Airways, Inc. Employee Savings and Stock Ownership Plan (the Plan), formerly the WorldCorp, Inc. Employee Savings and Stock Ownership Plan, as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as of December 31, 1996, of assets held for investment purposes (Schedule I), is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule, as of December 31, 1996, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





June 18, 1997

                              WORLD AIRWAYS, INC.
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
             Statements of Net Assets Available for Plan Benefits
                          December 31, 1996 and 1995

                                                                          December 31, 1996
                                               ----------------------------------------------------------------------------------
                                      World Airways Stock Fund              WorldCorp Stock Fund
                                     ---------------------------         -------------------------        Other
                                     Allocated      Unallocated          Allocated     Unallocated     Investments          Total
                                     ---------      ------------         ---------     -----------     -----------          -----
Assets
------

Cash                                $   49,957        $       --        $   64,056      $  136,486      $       --      $  250,499
Investments (aggregate cost
   $5,335,147 in 1996 and
   $4,658,191 in 1995)
   (notes 3 and 4)                     180,552         1,285,832         2,005,247          64,056       2,509,809       6,045,496
Loans receivable                            --                --                --              --         304,373         304,373
Interest receivable                         --                --                --           1,537           1,537              --
Due from WorldCorp Stock
   Fund - Unallocated                       --                --                --              --              --              --
Due from World Airways Stock
   Fund - Unallocated                   39,215                --                --              --              --          39,215
Contributions receivable:
   Employer                             27,707                --                --           1,520              --          29,227
   Participants                             --                --                --              --          40,333          40,333
Interfund receivable                        --                --                --          16,616          44,437          61,053
Other receivable                            --                --                --              --              80              80
                                    ----------        ----------        ----------      ----------      ----------      ----------
                                       297,431         1,285,832         2,069,303         218,678       2,900,569       6,771,813
                                    ----------        ----------        ----------      ----------      ----------      ----------

Liabilities
-----------

Note payable (note 3)                       --           641,324                --          55,400              --         696,724
Interest payable                            --             9,897                --           2,185              --          12,082
Due to WorldCorp Stock
   Fund - Allocated                         --                --                --              --              --              --
Due to World Airways Stock
   Fund - Allocated                         --            39,215                --              --              --          39,215
Due to WorldCorp, Inc.                      --                --                --         138,500              --         138,500
Interfund payable                       16,616                --                --          21,418          23,019          61,053
Other payable                               --                --                --           1,175             561           1,736
                                    ----------        ----------        ----------      ----------      ----------      ----------
                                        16,616           690,436                --         218,678          23,580         949,310
                                    ----------        ----------        ----------      ----------      ----------      ----------

Net assets available for
   plan benefits                    $  280,815        $  595,396        $2,069,303      $       --      $2,876,989      $5,822,503
                                    ==========        ==========        ==========      ==========      ==========      ==========


                                                           December 31, 1995
                                        --------------------------------------------------------
                                        WorldCorp Stock Fund
                                        --------------------               Other
                                     Allocated       Unallocated        Investments        Total
                                     ---------       -----------        -----------        -----
Assets
------
Cash                                $  327,624        $       --        $       --      $  327,624
Investments (aggregate cost
   $5,335,147 in 1996 and
   $4,658,191 in 1995)
   (notes 3 and 4)                   3,432,588         3,091,812         1,890,390       8,414,790
Loans receivable                            --                --           204,548         204,548
Interest receivable                         --                --             3,631           3,631
Due from WorldCorp Stock
   Fund - Unallocated                  119,363                --                --         119,363
Due from World Airways Stock
   Fund - Unallocated                       --                --                --              --
Contributions receivable:
   Employer                             53,384                --                --          53,384
   Participants                         26,450                --            78,319         104,769
Interfund receivable                        --                --             6,322           6,322
Other receivable                            --                --             6,272           6,272
                                    ----------        ----------        ----------      ----------
                                     3,959,409         3,091,812         2,189,482       9,240,703
                                    ----------        ----------        ----------      ----------

Liabilities
-----------

Note payable (note 3)                       --         1,323,721                --       1,323,721
Interest payable                            --            45,916                --          45,916
Due to WorldCorp Stock
   Fund - Allocated                         --           119,363                --         119,363
Due to World Airways Stock
   Fund - Allocated
Due to WorldCorp, Inc.                  64,501                --                --          64,501
Interfund payable                        2,449                --             3,873           6,322
Other payable                            9,871                --             8,096          17,967
                                    ----------        ----------        ----------      ----------
                                        76,821         1,489,000            11,969       1,577,790
                                    ----------        ----------        ----------      ----------

Net assets available for
   plan benefits                    $3,882,588        $1,602,812        $2,177,513      $7,662,913
                                    ==========        ==========        ==========      ==========


                See accompanying notes to financial statements

                              WORLD AIRWAYS, INC.
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
        Statements of Changes in Net Assets Available for Plan Benefits
                    Years ended December 31, 1996 and 1995


                                                                                December 31, 1996
                                                     ----------------------------------------------------------------------------
                                            World Airways Stock Fund        WorldCorp Stock Fund
                                            ------------------------      ------------------------        Other
                                            Allocated    Unallocated      Allocated    Unallocated     Investments         Total
                                            ---------    -----------      ---------    -----------     -----------       ---------
Additions:
   Investment income:
     Net realized/unrealized
       appreciation (depreciation)
       in fair value of
       investments (note 4)                 $    (827)      $735,887    $(2,296,113)   $(1,305,381)     $  143,479     $(2,722,955)

     Interest income                               --             --             --             --          93,296          93,296
   Company contributions                           --        130,832             --        224,646              --         355,478
   Participants' contributions                     --         25,996             --        150,325         353,048         529,369
   Rollovers from other plans                      --             --             --             --         235,978         235,978
   Allocation of common shares
     at market value (note 3)                 281,642             --        605,110             --              --         886,752
                                            ---------       --------    -----------    -----------      ----------     -----------


   Total additions                            280,815        892,715     (1,691,003)      (930,410)        825,801        (622,082)
                                            ---------       --------    -----------    -----------      ----------     -----------


Deductions:
   Interest expense                                --         15,634             --         67,144              --          82,778
   Other expenses                                  --             43             --             61              --             104
   Allocation of common shares
     at market value (note 3)                      --        281,642             --        605,110              --         886,752
   Distributions to participants                   --             --        122,282             87         126,325         248,694
                                            ---------       --------    -----------    -----------      ----------     -----------


   Total deductions                                --        297,319        122,282        672,402         126,325       1,218,328
                                            ---------       --------    -----------    -----------      ----------     -----------

   Net increase in net assets
     available for plan benefits              280,815        595,396     (1,813,285)    (1,602,812)        699,476      (1,840,410)
                                            ---------       --------    -----------    -----------      ----------     -----------


Net assets available for plan benefits:
   Beginning of year                               --             --      3,882,588      1,602,812       2,177,513       7,662,913
                                            ---------       --------    -----------    -----------      ----------     -----------

   End of year                              $ 280,815       $595,396    $ 2,069,303    $        --      $2,876,989     $ 5,822,503
                                            =========       ========    ===========    ===========      ==========     ===========

                                                              December 31, 1995
                                              --------------------------------------------------
                                              WorldCorp Stock Fund
                                              --------------------         Other
                                             Allocated    Unallocated    Investments       Total
                                             ---------    -----------    -----------       -----
Additions:
   Investment income:
     Net realized/unrealized
       appreciation (depreciation)
       in fair value of
       investments (note 4)                  $  855,374   $1,003,146     $  124,216     $1,982,736
     Interest income                                 --           --         86,606         86,606
   Company contributions                             --      354,500             --        354,500
   Participants' contributions                       --      119,624        315,299        434,923
   Rollovers from other plans                        --           --          1,945          1,945
   Allocation of common shares
     at market value (note 3)                   929,332           --             --        929,332
                                             ----------   ----------     ----------     ----------

   Total additions                            1,784,706    1,477,270        528,066      3,790,042
                                             ----------   ----------     ----------     ----------

Deductions:
   Interest expense                                  --      114,125             --        114,125
   Other expenses                                    --           --             --             --
   Allocation of common shares
     at market value (note 3)                        --      929,332             --        929,332
   Distributions to participants                236,881           --        328,383        565,264
                                             ----------   ----------     ----------     ----------

   Total deductions                             236,881    1,043,457        328,383      1,608,721
                                             ----------   ----------     ----------     ----------

   Net increase in net assets
     available for plan benefits              1,547,825      433,813        199,683      2,181,321
                                             ----------   ----------     ----------     ----------

Net assets available for plan benefits:
   Beginning of year                          2,334,763    1,168,999      1,977,830      5,481,592
                                             ----------   ----------     ----------     ----------
   End of year                               $3,882,588   $1,602,812     $2,177,513     $7,662,913
                                             ==========   ==========     ==========     ==========


                See accompanying notes to financial statements

                              WORLD AIRWAYS, INC.
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                         Notes to Financial Statements
                          December 31, 1996 and 1995


1.   Description
     -----------

    The following brief description of the World Airways, Inc. Employee Savings and Stock Ownership Plan (the "Plan" or "ESSOP"), formerly the WorldCorp, Inc. Employee Savings and Stock Ownership Plan (the "WorldCorp Plan"), as amended, is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description. Interested parties should refer to the 10-K filings registered with the SEC for a description of World Airways' and WorldCorp's operations.

    (a)  General
         -------

         Effective February 2, 1989, WorldCorp, Inc. ("WorldCorp") adopted the WorldCorp Plan for the benefit of eligible employees. Effective October 1, 1996, the Board of Directors of World Airways, Inc. ("World Airways" or the "Company") adopted an Employee Savings and Stock Ownership Plan. The ESSOP is an amendment and continuation of the WorldCorp Plan. As a result of various business developments, the vast majority of the participants in the WorldCorp Plan were World Airways employees. For that reason, WorldCorp and World Airways agreed that World Airways should assume WorldCorp's obligation under the WorldCorp Plan. In connection with that action, the Trustees exchanged 182,832 unallocated shares of WorldCorp common stock held by the WorldCorp Plan for 180,478 shares of World Airways common stock.

         The WorldCorp Plan is designed as a stock bonus plan which qualifies for favorable tax treatment under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and as an employee stock ownership plan under Section 4975 (e)(7) of the Code and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In addition, the Plan includes a "cash or deferred arrangement" under Section 401(k) of the Code. The purpose of the Plan is to provide participating employees with an interest in the ownership of common stock, to encourage them to save funds on a tax-favored basis and to provide them with the opportunity to accumulate capital for their future economic security.

         The WorldCorp Plan originally purchased WorldCorp common shares using the proceeds from a borrowing (see Note 3) guaranteed by WorldCorp. The borrowing is repaid through Company and participant contributions to the Plan. As the Plan makes each payment of principal, an appropriate number of shares of stock are allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

         Beginning October 1, 1996, the borrowing became collateralized by the exchanged shares of World Airways stock. The WorldCorp common stock collateralizing the borrowing were released and World Airways became the guarantor of the borrowing. The lender has no rights against shares once they are allocated under the ESSOP. Accordingly, the financial statements of the ESSOP for the years 1996 and 1995 present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock (allocated) and stock not yet allocated to employees (unallocated).

         The ESSOP is an individual account plan under which a participant's benefits are based on the amounts deferred by the participant into the ESSOP as well as the matching and discretionary contributions made by World Airways. Any expenses, gains and losses which are allocable to such accounts increase or reduce the individual account balances.

    (b)  Eligibility
         -----------

                              WORLD AIRWAYS, INC
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                         Notes to Financial Statements




         All employees of World Airways, Inc. not covered by collective bargaining agreements, as well as certain employees of WorldCorp, Inc. and WorldCorp Investments, Inc., are eligible to participate beginning on the January 1st, April 1st, July 1st, or October 1st coinciding with or next following the date they attain age 21 and complete at least six months of service (in which they are credited with at least 500 hours of service). Employees whose terms of service are covered by collective bargaining agreements or whose terms of service are to be negotiated by a collective bargaining agent are not eligible to participate unless the terms of such collective bargaining agreements specifically provide for participation in the ESSOP.

    (c)  Contributions
         -------------

         Each year, participants may contribute from 1% to 10% of pre-tax annual compensation, as defined in the ESSOP (Salary Deferral Contributions).

         World Airways contributes to the World Airways Stock Fund (and through October 1, 1996 WorldCorp contributed to the WorldCorp Stock Fund) at least 50% of a participant's contributions to that fund and 33% of a participant's contributions to other investment funds (Matching Contributions). Additional discretionary contributions may be made at the option of the World Airways' Board of Directors (Discretionary Contributions).

         Participant contributions may be used to acquire shares of World Airways' common stock or may be invested among Other Investments established by the Board of Trustees (see note 4). Matching and Discretionary Contributions are invested exclusively in the World Airways Stock Fund as of October 1, 1996 and in the WorldCorp Stock Fund prior to that date.

    (d)  Vesting
         -------

         A participant's interest in his Salary Deferral Contributions and actual earnings thereon is 100% vested at all times.

         A participant's interest in his Matching Contributions and Discretionary Contributions is 100% vested in the case of his disability, death or retirement (attainment of age 65). In the event of termination of employment for any other reason, vested interest in such amounts is determined under a graduated four-year vesting schedule based on years of service: 25% vested after one year; 50% vested after two years; 75% vested after three years; and 100% vested after four years. Any nonvested amounts will be forfeited and reallocated to remaining participants' accounts in proportion to their relative compensation. For the years ended December 31, 1996 and 1995, participants forfeited $23,522 and $12,568, respectively, of WorldCorp common stock. For the year ended December 31, 1996, participants forfeited $2,223 of World Airways common stock.

    (e)  Allocation of Discretionary Contributions and Forfeitures
         ---------------------------------------------------------

         Discretionary contributions and forfeitures are allocated to active participants based upon the ratio of the individual participant's compensation, as defined in the ESSOP, to the sum of all participants' total compensation, as defined in the ESSOP.

    (f)  Allocation of Income and Realized and Unrealized Gains and Losses on
         --------------------------------------------------------------------
         Investments
         -----------

         Investment income and realized and unrealized gains and losses on investments are allocated to each

                              WORLD AIRWAYS, INC
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                         Notes to Financial Statements



         participant based upon the participant's account balance in proportion to all participants' account balances.

    (g)  Distributions
         -------------

         After termination of employment, the value of a participant's vested interest in his accounts will be distributed at the time requested by the participant, and in the manner determined by the Benefits Committee.

    (h)  Participant Loans
         -----------------

         A participant who is an employee may request a loan from the portion of his accounts invested in the Other Investments (see Note 4), in an amount not to exceed the lesser of (1) $50,000, (2) 50% of the vested balance of his accounts, or (3) the vested portion of his accounts invested in the Other Investments. The minimum amount of a participant loan is $1,000. Only one loan may be outstanding at any time.

    (i)  Administrative Expenses
         -----------------------

         Certain administrative costs of the ESSOP are paid by World Airways.

    (j)  Plan Termination
         ----------------

         Although it has not expressed any intent to do so, World Airways has the right under the ESSOP to discontinue its contributions at any time and to terminate the ESSOP subject to the provisions of ERISA. In the event of ESSOP termination, participants will become 100 percent vested in their accounts.

2.  Summary of Significant Accounting Policies
    ------------------------------------------

    (a)  Basis of Presentation
         ---------------------

         The financial statements of the ESSOP are prepared under the accrual method of accounting.

    (b)  Investments
         -----------

         Investments in WorldCorp, Inc. stock and World Airways, Inc. stock are stated at fair value as determined by quoted market value as of the last business day of the plan year. Investments in the CIGNA Stock Market Index Fund, Fidelity Advisor Growth Opportunities Fund, and Fidelity Advisor Income and Growth Fund are stated at fair value as determined by quoted market rates as reported by the Trustee. The CIGNA Guaranteed Long-Term Fund, a group annuity contract, is carried at contract value (which approximates fair value), as determined by the Trustee (see Note 4).

         Investment transactions are reported on a trade date basis. Realized gains and losses are reported on the average cost method.

    (c)  Discretionary Contributions
         ---------------------------

         Discretionary contributions from World Airways are made in an amount necessary to pay principal and interest due on the ESSOP loan (see note
         3) to the extent that employee and employer contributions are insufficient to make such payments.

                              WORLD AIRWAYS, INC
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                         Notes to Financial Statements




    (d)  Payment of Benefits
         -------------------

         Benefits are recorded when paid.


    (e)  Use of Estimates
         ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.  Purchase of WorldCorp, Inc. Common Stock and Note Payable
    ---------------------------------------------------------

    On February 21, 1989, the Plan acquired 450,000 shares of common stock from Mrs. Violet June Daly, the former Vice Chairman of the Board, and on March 29, 1989, the Plan acquired 450,000 shares of common stock from the Estate of Edward J. Daly, a former principal stockholder. The purchase price in each transaction was $4.00 per share for a total of $3.6 million. The Plan initially obtained the funds for the stock purchased through a loan from WorldCorp ("Plan Loan"). On May 24, 1989, the Plan Loan was refinanced through a new loan ("Bank Loan") from American Security Bank, N.A. (the "Lender") in the amount of $3,600,000 pursuant to the terms of a Loan and Security agreement, dated May 24, 1989, by and between the Plan and the Lender.

    During 1994, WorldCorp (the guarantor of the Bank Loan) was not in compliance with certain financial covenants set forth in the Bank Loan and the bank required WorldCorp to pay in full the Bank Loan. On August 24, 1994, WorldCorp paid to the Lender $1,740,895 in complete satisfaction of all obligations of the Plan under the Bank Loan. The Plan and WorldCorp agreed that in consideration for WorldCorp's repayment of the Bank Loan, the Plan would repay to WorldCorp the amount of the Bank Loan. The Plan and WorldCorp entered into a Loan and Pledge Agreement further evidenced by a promissory note (the "Plan Note") dated August 24, 1994, in the amount of $1,740,895 issued to WorldCorp by the Plan. In connection therewith, the Plan pledged 433,500 shares of Common Stock to WorldCorp as collateral for the Plan Note, subject to release of shares in connection with each quarterly principal payment.

    The Plan refinanced the Plan Note through a margin loan by agreement dated January 10, 1995, from Scott & Stringfellow Investment Corp ("S&S") (the "S&S Loan"). The S&S Loan was collateralized by the unallocated shares of WorldCorp common stock. Effective October 1, 1996, the unallocated shares of WorldCorp common stock collateralizing the loan were exchanged for World Airways common stock. The S&S Loan is a non-recourse loan and as such the only assets of the ESSOP subject to the loan are the unallocated shares. Under the terms of the S&S Loan, S&S will release the pledged shares as they become allocated. To the extent such release of pledged shares violates the margin requirements of the S&S Loan, World Airways will provide collateral or make a contribution adequate to meet such margin requirements or cure any resulting default. The maintenance equity requirement, the value of the pledged shares, for the S&S Loan is 40%. In the event that the stock price closes at $4.00 or lower for five consecutive trading days, the maintenance equity requirement will increase to 50%, and it will increase to 60% if the stock closes at $3.00 per share for five consecutive trading days. In the event that the stock price closes at $2.00 or lower, the shares will be moved to a cash account and the outstanding balance must be repaid in full within 24 hours. The S&S Loan is due May 23, 1998. World Airways has agreed to act as guarantor of the S&S Loan, has agreed to make loans or contributions to the ESSOP as necessary, and has agreed for the benefit of S&S to maintain the effectiveness of any registration statement with respect to the pledged shares.

                              WORLD AIRWAYS, INC
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                         Notes to Financial Statements



4.  Investments
    -----------

    The ESSOP includes six investment funds as of December 31, 1996--the World Airways Stock Fund, the WorldCorp Stock Fund and four other funds collectively referred to as Other Investments: The CIGNA Guaranteed Long-Term Fund, the CIGNA Stock Market Index Fund, the Fidelity Advisor Growth Opportunities Fund and the Fidelity Advisor Income and Growth Fund.

    (a)  WorldCorp Stock Fund
         --------------------

         The WorldCorp Stock Fund, which invested exclusively in WorldCorp, Inc. common stock, was closed as an investment option as of September 30, 1996. The ESSOP will continue to hold the shares of WorldCorp common stock that were allocated to the participants' accounts before October 1, 1996. No additional shares of WorldCorp common stock will be allocated under the ESSOP on or after that date. The purchase price for the period ending September 30, 1996 was adjusted monthly and ranged from $4.74 to $5.22. The purchase price for the year ending December 31, 1995 was adjusted monthly and ranged from $5.14 to $5.41. For the period ending September 30, 1996, and the year ending December 31, 1995, WorldCorp provided a 100% matching stock contribution for every $1.00 invested in WorldCorp common stock and a 331/3% matching stock contribution for funds invested in Other Investments. The ESSOP held 447,417 and 652,440 shares of WorldCorp common stock with a $4.625 and $10.00 quoted fair market value per share at December 31, 1996 and 1995, respectively. As of June 18, 1997, the quoted fair market value of the stock was $2.75 per share, resulting in an unrealized loss since December 31, 1996 of $838,907 in the market value the shares held as of December 31, 1996. There were 65 participants contributing to this fund at December 31, 1995.

    (b)  World Airways Stock Fund
         ------------------------

         The World Airways' Stock Fund was established October 1, 1996. The remaining unallocated shares in the WorldCorp Stock Fund were exchanged for 180,478 shares of World Airways common stock. Employees may purchase World Airways stock through salary deferral contributions. The purchase price for the three months ended December 31, 1996 was adjusted monthly and ranged from $4.72 to $4.89. World Airways provided a 100% matching stock contribution for every $1.00 invested in World Airways stock and a 331/3% matching stock contribution for funds invested in Other Investments. World Airways also made a special contribution of $50,000 to the ESSOP. The ESSOP held 180,478 shares of World Airways common stock with a $8.125 quoted fair market value per share at December 31, 1996. As of June 18, 1997, the quoted fair market value of the stock was $8 per share, resulting in an unrealized loss since December 31, 1996 of $22,560 in the market value of shares held as of December 31, 1996. There were 60 participants contributing to this fund at December 31, 1996.

    (c)  CIGNA Guaranteed Long-Term Fund
         -------------------------------

         The Guaranteed Long-Term Fund, a group annuity contract, invests (through CIGNA) in long-term, fixed income securities, such as corporate bonds and commercial mortgages. There were 61 and 76 participants contributing to this fund at December 31, 1996 and 1995, respectively.

         Crediting interest rates are determined at least annually and are based on returns on new investments, as well as the returns on past investments still held by the fund. The average yield was 5.5% and 5.91% for the years ending December 31, 1996 and 1995, respectively. The crediting interest rate was 5.5% and 5.65% at December 31, 1996 and 1995, respectively.

                              WORLD AIRWAYS, INC
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                         Notes to Financial Statements



    (d)  CIGNA Stock Market Index Fund
         -----------------------------

         The Stock Market Index Fund, a pooled separate account (SA-B), invests (through CIGNA) in a broadly diversified fund of 500 stocks and futures designed to achieve results closely aligned to stock market performance. There were 39 and 29 participants contributing to this fund at December 31, 1996 and 1995, respectively.

    (e)  Fidelity Advisor Growth Opportunities Fund
         ------------------------------------------

         The Growth Opportunities Fund, a pooled separate account (SA-55A), invests (through CIGNA) in shares of the Fidelity Advisor Growth Opportunities Fund. This fund invests in common stock and convertible securities of companies which are believed to have long-term growth potential. There were 62 and 59 participants contributing to this fund at December 31, 1996 and 1995, respectively.

    (f)  Fidelity Advisor Income and Growth Fund
         ---------------------------------------

        The Income and Growth Fund, a pooled separate account (SA-35B), invests (through CIGNA) in shares of the Fidelity Advisor Income and Growth Fund. This fund invests in fixed-income securities and in equity securities which pay a combination of dividends and capital gains. There were 43 and 45 participants contributing to this fund at December 31, 1996 and 1995, respectively.

    The Other Investments may engage in limited derivative transactions, such as futures contracts and options. All derivatives are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable.

    Investments that represent 5 percent or more of the Plan's net assets are as follows:

                                                                       December 31,
                                                                ----------------------------
                                                                   1996              1995
                                                                ----------        ----------
           WorldCorp Stock Fund                                  2,069,303         6,524,400
           World Airways Stock Fund                              1,466,384                --
           CIGNA Guaranteed Long-Term Fund                       1,369,830         1,240,753
           Fidelity Advisor Growth Opportunities Fund              595,619                --
           Fidelity Advisor Income and Growth Fund                 343,821                --

    The following tables present the assets, liabilities and changes in net assets of each of the Other Investments as of and for the years ended December 31, 1996 and 1995.

                              WORLD AIRWAYS, INC
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                         Notes to Financial Statements



                                                                              Fidelity          Fidelity
                                              CIGNA           CIGNA            Advisor           Advisor
                                            Guaranteed        Stock            Growth            Income
                                            Long-Term         Market        Opportunities      and Growth
                                              Fund          Index Fund          Fund              Fund             Total
                                            ----------      ----------      --------------     ----------        ---------
DECEMBER 31, 1996
-----------------

Assets
-----
Investments                               $   1,369,830    $     200,539    $     595,619     $    343,821    $   2,509,809

Loans receivable                                304,373               --               --               --          304,373

Interest receivable                               1,537               --               --               --            1,537

Participants contributions receivable            16,082            6,203           10,979            7,069           40,333

Interfund receivable                             25,020               15           19,402               --           44,437

Other receivable                                     80               --               --               --               80
                                             ----------       ----------       ----------        ---------        ---------
                                              1,716,922          206,757          626,000          350,890        2,900,569
                                             ----------       ----------       ----------        ---------        ---------
Liabilities
-----------
Interfund payable                                    --              803           12,321            9,895           23,019

Other payable                                       561               --               --                --             561
                                             ----------       ----------       ----------        ---------        ---------
                                                    561              803           12,321            9,895           23,580
                                             ----------       ----------       ----------        ---------        ---------
   Net assets available for
     plan benefits                        $   1,716,361    $     205,954    $     613,679     $    340,995    $   2,876,989
                                             ==========       ==========       ==========        =========        =========


DECEMBER 31, 1995
-----------------

Assets
------
Investments                               $   1,240,753    $     131,056    $     281,550     $    237,031    $   1,890,390

Loans receivable                                204,548               --               --               --          204,548

Interest receivable                               3,631               --               --               --            3,631

Participants contributions receivable            35,055            6,842           21,596           14,826           78,319

Interfund receivable                              2,449            1,224            1,596            1,053            6,322

Other receivable                                  6,272               --               --                --           6,272
                                             ----------       ----------       ----------        ---------        ---------
                                              1,492,708          139,122          304,742          252,910        2,189,482
                                             ----------       ----------       ----------        ---------        ---------
Liabilities
-----------
Interfund payable                                 3,873               --               --               --            3,873

Other payable                                     8,096               --               --               --            8,096
                                             ----------       ----------       ----------        ---------        ---------
                                                 11,969               --               --               --           11,969
                                             ----------       ----------       ----------        ---------        ---------
Net assets available for
   plan benefits                          $   1,480,739    $     139,122    $     304,742     $    252,910    $   2,177,513
                                             ==========       ==========       ==========        =========        =========


                              WORLD AIRWAYS, INC
                   EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                         Notes to Financial Statements



                                                                              Fidelity          Fidelity
                                              CIGNA           CIGNA            Advisor           Advisor
                                            Guaranteed        Stock            Growth            Income
                                            Long-Term         Market        Opportunities      and Growth
                                              Fund          Index Fund          Fund              Fund             Total
                                            ----------      ----------      --------------     ----------          -----
DECEMBER 31, 1996
-----------------

Investment income:
   Net realized/unrealized
     appreciation (depreciation)
     in fair value of investments      $         --        $    31,826      $   86,193        $    25,460        $   143,479
   Interest income                           93,296                 --              --                 --             93,296

Participants' contributions                 144,439             49,433          98,009             61,167            353,048

Rollovers from other plans                   31,958              7,487         137,831             58,702            235,978
                                         ----------          ---------       ---------          ---------         ----------

Total additions                             269,693             88,746         322,033            145,329            825,801
                                         ----------          ---------       ---------          ---------         ----------

Distributions to participants              (72,826)            (9,735)        (32,916)           (10,848)          (126,325)
                                         ----------          ---------       ---------          ---------         ----------

Transfers                                    38,755           (12,179)          19,820           (46,396)                 --
                                         ----------          ---------       ---------          ---------         ----------

Net increase (decrease) in net
   assets available for plan benefits       235,622             66,832         308,937             88,085            699,476
                                         ----------          ---------       ---------          ---------         ----------

Net assets available for plan benefits:
   Beginning of year                      1,480,739            139,122         304,742            252,910           2,177,513
                                         ----------          ---------       ---------          ---------         -----------
   End of year                         $  1,716,361        $   205,954      $  613,679        $   340,995        $  2,876,989
                                         ==========          =========       =========          =========         ===========

DECEMBER 31, 1995
-----------------

Investment income:
   Net realized/unrealized
     appreciation (depreciation)
     in fair value of investments      $         --        $    35,033      $   64,062        $    25,121        $    124,216
   Interest income                           86,606                 --              --                 --              86,606

Participants' contributions                 144,535             14,727          90,108             65,929             315,299

Rollovers from other plans                      486                 --              --              1,459               1,945
                                         ----------          ---------       ---------          ---------         -----------

Total additions                             231,627             49,760         154,170             92,509             528,066
                                         ----------          ---------       ---------          ---------         -----------

Distributions to participants             (254,167)            (5,007)        (48,273)           (20,936)           (328,383)
                                         ----------          ---------       ---------          ---------         -----------

Transfers                                     2,129            (4,463)         (3,710)              6,044                  --
                                         ----------          ---------       ---------          ---------         -----------

Net increase (decrease) in net
   assets available for plan benefits      (20,411)             40,290         102,187             77,617             199,683
                                         ----------          ---------       ---------          ---------         -----------

Net assets available for plan benefits:
   Beginning of year                      1,501,150             98,832         202,555            175,293           1,977,830
                                         ----------          ---------       ---------          ---------         -----------
   End of year                         $  1,480,739        $   139,122      $  304,742        $   252,910        $  2,177,513
                                         ==========          =========       =========          =========         ===========

                               WORLD AIRWAYS, INC
                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
                          Notes to Financial Statements



5.  Tax Status
    ----------

         The Internal Revenue Service has determined and informed the Company by letter dated June 10, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrators and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code, and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

6.  Reconciliation of Financial Statements to Form 5500
    ---------------------------------------------------

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:


                                                                                      December 31,
                                                                              ----------------------------
                                                                                  1996            1995
                                                                              -----------     ------------
           Net assets available for plan benefits per the
              financial statements                                            $ 5,822,503     $  7,662,913
           Amounts allocated to withdrawing participants                          (31,874)          (9,662)
                                                                                ----------       ----------
           Net assets available for benefits per the Form 5500                $ 5,790,629     $  7,653,251
                                                                                =========        =========

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                                               Year ended
                                                                                              December 31,
                                                                                                   1996
                                                                                              ------------
           Distributions to participants per the financial
              statements                                                                      $    248,694
           Add:  Amounts allocated to withdrawing participants at
              December 31, 1996                                                                     31,874
           Less:  Amounts allocated to withdrawing participants at
              December 31, 1995                                                                    (9,662)
                                                                                                ----------
           Distributions to participants per the Form 5500                                    $    270,906
                                                                                                ==========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                                      Schedule I

                               WORLD AIRWAYS, INC.
                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
           Line 27a - Schedule of Assets Held for Investment Purposes
                             As of December 31, 1996




                                                                                                  (e)  Current
 (a)    (b)  Identity of Issue                   (c)  Description               (d)  Cost              Value
-----   ----------------------                   -----------------              ------------       ------------
  *     CIGNA Guaranteed Long-Term Fund          Group Annuity Contract         $ 1,369,830         $ 1,369,830

  *     CIGNA Stock Market Index Fund            Pooled Separate Account SA-B       200,539             200,539

        Fidelity Advisor Growth
           Opportunities Fund                    Mutual Fund                        595,619             595,619

        Fidelity Advisor Income and
           Growth Fund                           Mutual Fund                        343,821             343,821

  *     WorldCorp Stock Fund                     Stock Fund                       1,789,668           2,069,303

  *     World Airways Stock Fund                 Stock Fund                         731,297           1,466,384

        Participant Loans Receivable             Interest Rate: 8% to 12%
                                                 Term: Up To 10 Years               304,373             304,373

        NationsBank Cash Account                 Cash                               250,499             250,499
                                                                                  ---------           ---------

                                                                                $ 5,585,646         $ 6,600,368
                                                                                  =========           =========